obc	Ocean Bio-Chem, Inc. 4041 S. W. 47 Avenue, Ft. Lauderdale, FL 33314	Phone (954) 587-6280 Fax (954) 587-2813

May 19, 2006

Mr. Rufus Decker

Accounting Branch Manager

United State Securities and Exchange Commission

Division of Corporate Finance

Washington, D.C. 20549-7010

RE:

OCEAN BIO-CHEM, INC.

Form 10-K for the year ended December 31, 2005

File No. 0-11102

Your letter of May 10, 2006

Dear Mr. Decker:

This letter is being written in response to the United States Securities and Exchange Commission’s (“Commission”) correspondence of May 10, 2006 (copy attached) relating to our filing on Form 10-K for the year ended December 31, 2005. The numbers used in our responses refer to those item numbers contained in the aforementioned Commission correspondence.

1.

It is our understanding that, subject to further review, items 2 (inconsistent File Number), Item 7 Independent Auditors’ Report, page F-2, and Item 8 Independent Auditors’ Report, page F-3 require an amended filing while the remaining comments require our response to the Commission and potential revised disclosures in our prospective filings with the Commission, where applicable.

2.

The Commission has advised us that our File Number on the Form 10-K filing should have been 0-11102. We have searched various filings dating back to 1981 and have determined that we have consistently used File No. 2-70197. We have made inquiries of management and securities counsel as well as the Commission (via telephone upon receipt of your correspondence) and have not been able to determine when or why the number was changed. Notwithstanding, we agree to use the 0-11102 number on all prospective filings with the Commission including any amendment to our Form 10-K for the year ended December 31, 2005.

Mr. Rufus Decker

May 19, 2006

3.

In connection with both our internal analytical reviews as well as those performed by our outside auditors in connection with its examinations, we monitor the calculation of number of days sales on hand in inventory.

During the year ended December 31, 2005, the Company experienced the largest loss in its history. In absolute terms, the dollars expended on cost of goods sold was considerably lower than in the prior year. We maintain base levels of both raw materials and finished goods in our inventories. In the days leading to year-end is December 31, 2005, we had two large deliveries of raw material components. In addition we were strategically positioning our inventory to be able to accommodate anticipated increased orders from West Marine, one of our largest customers, in either the first or second quarter of 2006. These factors all considered resulted in a higher number of days calculation at December 31, 2005 because the numerator was slightly higher and the denominator was considerably lower.

By way of reference the comparable calculations at 3/31/05, 06/30/05, 09/30/05 and 12/31/05 were 218, 213, 217 and 154, respectively. We are not sure what trend could be inferred by this statistic or how it better serves the reader of our financial statements. However, if the Commission feels strongly that these statistics should be disclosed, we will agree to include such in prospective Form 10-K filings.

4.

Our table of Contractual Obligations contained in the Form 10-K filing included only the principal portion of such obligations. The Commission has suggested that it would be more meaningful to include estimates of interest payments on these contractual obligations also. We agree with this conclusion and agree to include such on all prospective filings containing this disclosure. In addition, we will disclose the underlying assumptions we utilized in arriving at any anticipated interest rates. Considering that the time horizon on this table is five (5) years and that substantially all of our long term obligations are subject to current interest conditions, any estimated interest rates are subject to material deviations from the actual when they are in place.

5.

We agree with the Commissions findings and will, in all prospective Form 10-K filings remove that portion of our disclosure which does not specifically conform with Rule 13a-15(e) in its entirety and will conclude that our disclosure controls and procedures are effective or ineffective, whichever the case may be.

6.

The Commission has suggested that we expand our disclosure relating to our $1.5 million revolving line of credit with Peter G. Dornau to include disclosure in Item 13 Certain Relationships and Related Transactions as well as Note 6., Related Party Transactions to our Financial Statements. There was no disclosure of this matter in these locations on. Form 10-K filing for the year ended December 31, 2005. However it was disclosed in several places in the footnotes of our audited financial statements to the year ended December 31, 2005, including our Form 10-K. We disclosed the following in (a) Footnote 4 – Long-Term Debt:

Mr. Rufus Decker

May 19, 2006

“During the quarter ended December 31, 2005, we finalized a $1.5 million revolving credit facility with our president and CEO, Peter G. Dornau. At December 31, 2005, $1,150,000 was outstanding pursuant to this obligation which is due in October 2010 along with accrued interest at the rate of prime plus 2%. Such obligation is subordinate to all borrowings from Regions Bank. In connection with his offering to loan a maximum of $1.5 million to the Company in order to bolster working capital, we issued warrants to Mr. Dornau to purchase a maximum of 1 million shares of our common stock. Such warrants are exercisable 500,000 shares at $1.13 and 500,000 shares at $.863. The exercise prices were determined by the closing bid of our stock plus ten (10) percent on each date of grant. In addition, he has the right, at his sole discretion, to convert such debt into a maximum of 1.5 million shares of our common stock at the rate of $1.00 per share”

and, (b) Footnote 8 – Stock Options, disclosed the following:

 “During the quarter ended December 31, 2005, we finalized a $1.5 million revolving credit facility with our president and CEO, Peter G. Dornau. In connection with his offering to loan such funds to the Company, we issued warrants to Mr. Dornau to purchase a maximum of 1 million shares of our common stock. Such warrants are exercisable 500,000 shares at $1.13 and 500,000 shares at $.863. The exercise prices were determined by the closing bid of our stock plus ten (10) percent on each date of grant. In addition, he has the right, at his sole discretion, to convert any outstanding debt into shares of our common stock at the rate of $1.00 per share. The potential shares issuable under this arrangement are not reflected in the foregoing tabulations.”

We agree with the Commission that this transaction is material and we believe that full disclosure should be made. We seek guidance from the Commission as to whether this disclosure should be reiterated in both locations requested by the Commission or, if in the alternative, reference can be made to the areas in which it is already disclosed, i.e. a sentence in both requested areas “Subordinated Revolving Line of Credit – Peter G. Dornau - Please see Note 4.- Long Term Debt”. We agree to follow the Commission’s guidance on this matter in all prospective filings with the Commission, where applicable.

7.

We have spoken with Mr. Jesus A. Lago, CPA of our former Independent Auditors, Berkovits, Lago and Company, LLP and he has agreed to supply a revised Report with the correct date, March 25, 2004.

8.

We have spoken with Mr. Jesus A. Lago, CPA of our former Independent Auditors, Berkovits, Lago and Company, LLP and he has agreed to supply a revised Report to include the appropriate language relating to “the standards of the Public Company Accounting Oversight Board (United States).”

9.

We have reviewed the suggested reference to Paragraph 13 of SFAS 95 and discussed this matter with our Independent Auditors and concur that the Statement of Cash Flows would be more meaningful with the suggested “grossing” rather than “netting” of affiliated entity advances to and from the Registrant. We agree to implement this comment in all prospective filings with the Commission, where applicable.

Mr. Rufus Decker

May 19, 2006

10.

We have reviewed the suggested reference to Item 302 of Regulation S-K – Supplemental Financial Information, Selected Quarterly Financial Date. It states that disclosure should be made for each quarter of the two most recent fiscal years of our:

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Net sales

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Gross Profit

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Income (loss) before extraordinary items

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Net income (loss)

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Relate per share figures

The Rules contain other provisions requiring a reconciliation of any differences in amounts between the above disclosed line items in a Form 10-K from the related amounts previously reported in the applicable Form 10-Q. We agree to include such disclosures in all prospective filings with the Commission, where applicable.

11.

We agree to expand our disclosures relating sales terms offered our customers to include a discussion of sales rebate, allowances and any other material category of adjustment offered our customers. In this connection, although not material, we will disclose our periodic participation in “Mail-in Coupon Rebate Programs” offered to end consumers purchasing selected products from any of our applicable customers. Such program during 2005 was not deemed to be material and rebates aggregated approximately $35,000. We will include these expanded disclosures in all prospective filings with the Commission, where applicable.

As disclosed in our Form 10-K, we do offer selected customers a co-operative advertising program. We view this as a logical adjunct to our overall advertising and promotion activities. The amount of the co-operative advertising offered to any customer is generally a stated percentage of their purchases from us. However, it is ultimately based on their actual placement of print or other media advertising. In that regard, it serves as a substitute for us directly placing the advertising with an outside provider. We believe that our presentation of this program as advertising expense and not as an allowance or reduction of revenue is consistent with EITF Issue No. 01-09 in that we:

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receive an identifiable benefit – print or other media advertising that we would otherwise have performed directly in order to support our sales program, and

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we can reasonably estimate the value of the identified benefit because we know what it cost us to place the underlying advertising directly with an independent provider.

12.

Cost of Goods Sold include all of the direct and indirect costs of manufacturing our products. Included therein specifically (per the Commission’s request) are warehousing costs (of both raw and finished materials), in-bound freight, out-bound freight (in those instances that we absorb such costs), purchasing, receiving, and inspection costs and other manufacturing costs. Other costs of the distribution network are reflected in Selling, General and Administrative expenses. Internal transfer costs, although reflected in our subsidiary’s financial statements as cost of sales, is eliminated in consolidation leaving the line items described above as consolidated cost of goods sold.

Mr. Rufus Decker

May 19, 2006

Selling, General and Administrative expenses include:

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Selling Expenses such as salesmen and rep fees, show expenses travel and related items.

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General and Administrative expenses including – managerial and clerical wages and related expenses, office and administrative occupancy costs, taxes, professional fees, insurance coverages and other related expenses.

We believe that our disclosures in this area are adequate and that no further disclosure (as suggested by the Commission’s correspondence) is necessary. However, we will consider the Commission’s comments for disclosure in prospective filings with the Commission, where applicable.

13.

Prepaid advertising – In this category on our financial statements we include miscellaneous collateral advertising expenditures such as new catalogue sheets, artwork etc. For the past twenty (20) plus years, we have followed the policy of expensing these items over a one year period from the date the cost is incurred. At December 31, 2005 the unamortized balance was approximately $16,500. The effect of writing these off entirely in any one period would be immaterial.

14.

We sell our products principally under our Starbrite™ brand. In this connection, we have several dozen different branded products under the Starbrite™ umbrella. Most of these individual products have their trademark registered along with our tradename with the United States Patent Office. The initial life of each tradename and trademark is twenty (20) years with provisions for renewals assuming continuous use in the market place. As products have been registered at different times and with a least one entry each year, we have a staggering range of maturity dates and, in latter years renewal maturities. It is our intent to maintain and enhance the value of this tradename.

Paragraph 11 of SFAS requires consideration of the expected useful life of such assets by an entity, legal, regulatory or contractual useful life, renewal provisions, and effects of obsolescence in reaching a decision as to whether there exists a finite amortizable life or an indefinite non-amortizable life. Based on the reasons presented above, it is our position that we will have ownership of these intangible assets for an indefinite number of years. Further, effective with the implementation of SFAS 142, we discontinued capitalizing current expenditures of this nature treating them as period costs in the year of expenditure.

15.

We concur with the Commission’s findings and agree that our prospectively issued financial statements will include disclosure of the estimated useful lives for each class of assets included in our property, plant and equipment. The pro-forma presentation of this on the data as presented in our Form 10-K for the year ended December 31, 2005 would be as follows:

Mr. Rufus Decker

May 19, 2006

The Company’s property, plant and equipment consisted of the following at December 31,

	Estimated Useful Life- Years	2005	2004

Land	N/A	$278,325	$278,325
Building	30	4,390,894	4,390,894
Manufacturing and warehouse equipment	6 – 20	6,044,138	5,359,009
Office equipment and furniture	3 – 5	652,940	623,825
Construction in process	N/A	278,239	261,693
Leasehold improvement	10 – 15	145,505	151,976
		11,790,041	11,065,722
Less accumulated depreciation		4,479,401	3,728,122

Total property, plant and equipment, net		$7,310,640	$7,337,600

16.

The terms of the Subordinated Revolving Line of Credit extended to the Company by our President and Chief Executive Officer, Peter G. Dornau along with his conversion privileges and warrant rights were negotiated between the independent members of our Board of Directors and Mr. Dornau. Upon completion of those negotiations, the terms were discussed with our NASDAQ Representative, Mr. Wayne Bush, in order to determine if they were compliant with NASDAQ Marketplace rules and contained any beneficial conversion features. In such discussions it was agreed that any exercise price established would be at the closing price on date of execution plus a 10% premium and that Mr. Dornau would not convert the obligation to equity or exercise his stock warrants until shareholder ratification of the entirety of this arrangement is obtained at our upcoming Annual Meeting of Shareholders to be held on June 15, 2006. Consideration in the amount of $1,000 was received for the warrants issued to Mr. Dornau. The remaining proceeds were and continue, as received, to be recorded as debt.

17.

The Company has guaranteed the obligation of the mortgage underlying the offices we lease from an entity 50% owned by each of Messrs. Peter G. Dornau and Jeffrey J. Tieger, our President and Vice President – Advertising, respectively. The aggregate ownership of Messrs. Dornau and Tieger of the common stock of our Company is in excess of 50%. No liability was established at inception of the original guarantee, or thereafter, because we:

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View the guarantee as a contingent obligation between two entities under common control,

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The underlying real estate has a fair market value at least twice the size of the mortgage obligation of the affiliate to its commercial lender,

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Were required to issue the guarantee by the commercial lender, and

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View the possibility of a default by the obligor as remote.

Mr. Rufus Decker

May 19, 2006

18.

On March 25, 1999, in a separate transaction from that discussed in item 17. above, the Company borrowed $400,000 from an entity 50% owned by each of Messrs. Peter G. Dornau and Jeffrey J. Tieger, our President and Vice President – Advertising, respectively. In connection with such borrowing, we granted each of these individuals a five-year option for 115,000 shares each, as adjusted for the Company’s stock dividend distributions of 2000 and 2002, at an exercise price of $.758 representing the market price at the time of grant.

The terms of our loan from such affiliate mirrored the terms of the underlying debt that the affiliated entity secured from a commercial lender. We would not have been able to secure such financing as the collateral securing the obligation is not our asset. At maturity during 2004, a balloon payment was due. The obligors of the underlying mortgage entered into a modification agreement with the commercial bank extending the maturity date of the loan for an additional five (5) years. They contemporaneously offered the same modifications to the company on our obligation to them. In consideration of this extension, we extended the maturity on the options that were originally granted to them for such additional five (5) year period. Shareholder ratification was obtained at our Annual Meeting of Shareholders held during June, 2005.

The options granted to these individual were granted at fair market value and accordingly there was no excess cost at inception.

19.

The concept of fair value of the options, as presented in the pronouncement, is the amount an asset (or a liability) can be bought (or incurred) or sold (or settled) in a current transaction between willing parties that is, other than in a forced or liquidation sale. The guidance provided suggests that the current market value of a publicly traded stock would suffice for this purpose. We utilize the current closing price of our common stock on the NASDAQ market for such purposes. We will include this disclosure in prospective filings with the Commission, where applicable.

20.

In the notes to our financial statements relating to stock options, we have historically disclosed our reported earnings (loss) and pro-forma earnings (loss) in total and per share amounts. The difference between these two, although not explicitly disclosed, represents the calculated compensation costs, net of related income taxes. The Commission’s comments suggest that we should disclose such compensation cost. In all prospective filings with the Commission, where applicable, such compensation cost will be explicitly, rather than implicitly, disclosed as is currently the case. Effective January 1, 2006, the provisions of FASB 123R were adopted and such compensation cost will be reflected as a current expense in our Consolidated Statement of Operations along with pro-forma presentation for prior periods, as discussed above.

Mr. Rufus Decker

May 19, 2006

21.

We agree with the Commissions findings and will, in all prospective filings with the Commission, where applicable disclose the numerator and denominators of the basic and diluted per-share computations for income from operations as well as any securities that could potentially dilute basic earnings per share (“EPS”) in the future that were not included in our computation of diluted EPS because to do so would have been anti-dilutive in the current period.

22.

The Subordinated Revolving Line of Credit issued to Mr. Peter G. Dornau, our President and CEO does contain provisions for conversion into common stock. However, this was not considered in our computation of diluted EPS at December 31, 2005 as the conversion features were locked-out by agreement with NASDAQ until shareholder ratification of the transaction is obtained. This was disclosed in our Form 8-K filed on December 6, 2005. Assuming such approval is obtained at our upcoming Annual Meeting on June 15, 2006, this arrangement will enter into the computation of diluted EPS in prospective financial statements, if the underlying circumstances are dilutive. Further, the conversion rights pursuant to this debt are at $1.00 per share and the market value of our common stock for EPS considerations at December 31, 2005 was $1.03. Accordingly the impact of excluding these rights in the diluted EPS computation was not material.

23.

We have compared the text of the applicable certifications as appearing as Exhibits 31.1 and 31.2 in our Form 10-K for December 31, 2005 to the language included in SEC Release 33-8238 and have made the applicable changes in our Form 10-Q filing for March 31, 2006. We will include such changes in the anticipated amended Form 10-K filing for December 31, 2005 and will do so in all prospective Form 10-K and Form 10-Q filings with the Commission.

Pursuant to your request in the aforementioned correspondence, we acknowledge that:

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the Company is responsible for the adequacy and accuracy of the disclosures in our filings;

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staff comments or changes to disclosures in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

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we may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under federal securities laws of the United States.

As stated above, we are prepared to file an amended Form 10-K filing for the year ended December 31, 2005 with including the corrected Commission file number, revised report from our Independent Auditors and revised certifying officers’ certificates. We will make the other, where applicable, in prospective filings with the Commission subject to your response to our above comments.

Very truly yours,

/s/ Peter G. Dornau

Peter G. Dornau

President and Chief Executive Officer